OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response........ 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

JENSYN ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

476328102
(CUSIP Number)

Jeffrey J. Raymond, 800 West Main Street, Suite 204, Freehold, New Jersey 07728
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	476328102	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jensyn Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 605,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 605,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Does not include 275,000 shares which may be purchased by exercising warrants that are not presently exercisable.

SCHEDULE 13D

CUSIP No.	476328102	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey J. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 158,261
	8	SHARED VOTING POWER 605,000
	9	SOLE DISPOSITIVE POWER 158,261
	10	SHARED DISPOSITIVE POWER 605,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,261
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.	476328102	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rebecca Irish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,261
	8	SHARED VOTING POWER 605,000
	9	SOLE DISPOSITIVE POWER 168,261
	10	SHARED DISPOSITIVE POWER 605,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.	476328102	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph J. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,262
	8	SHARED VOTING POWER 605,000
	9	SOLE DISPOSITIVE POWER 168,262
	10	SHARED DISPOSITIVE POWER 605,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.	476328102	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Underwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,262
	8	SHARED VOTING POWER 605,000
	9	SOLE DISPOSITIVE POWER 168,262
	10	SHARED DISPOSITIVE POWER 605,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer Identity and Background

This Schedule 13D (the “Schedule 13D”) relates to the common stock, $.0001 par value PER SHARE ( the “Common Stock”), of Jensyn Acquisition Corp. (the “Issuer”).

The principal executive offices of the Issuer are located at 800 West Main Street, Suite 204, Freehold, New Jersey 07728.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Jensyn Capital, LLC, Jeffrey J. Raymond, Rebecca Irish, Joseph J. Raymond and Peter Underwood (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is as follows:

Name	Principal Business Address

Jensyn Capital, LLC	800 Main Street, Suite 204 Freehold, New Jersey 07728

Jeffrey J. Raymond	800 Main Street, Suite 204 Freehold, New Jersey 07728

Rebecca Irish	1964 Howell Branch Road, Suite 206 Winter Park, Florida 32792

Joseph J. Raymond	1964 Howell Branch Road, Suite 206 Winter Park, Florida 32792

Peter Underwood	13 Rockingham Court Manalapan, New Jersey 07726

(c)	The principal business of each of the Reporting Persons is as follows:

Name	Principal Business

Jensyn Capital, LLC	Sole business is to invest in securities of the Issuer in connection with its initial public offering.

Jeffrey J. Raymond	President and Chief Executive Officer and Director of Issuer A manager of Jensyn Capital, LLC President of Pylon Management, Inc. Managing Partner of Jensyn Integration Services, LLC

Rebecca Irish	Chief Financial Officer, Treasurer and Director of Issuer A manager of Jensyn Capital, LLC Managing Partner of RVR Consulting Group Managing Partner of Jensyn Integration Services, LLC

Page 7 of 13 Pages

Joseph J. Raymond	Special Advisor to the Issuer A manager of Jensyn Capital, LLC Managing Partner of RVR Consulting Group Managing Partner of Jensyn Integration Services, LLC

Peter Underwood	Special Advisor to the Issuer A manager of Jensyn Capital, LLC Managing Partner of Jensyn Integration Services, LLC

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The individual Reporting Persons are all citizens of the United States of America. Jensyn Capital, LLC was formed under Delaware law.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from the personal funds of each of the individual Reporting Persons and available working capital of Jensyn Capital, LLC.

Item 4.	PURPOSE OF TRANSACTION

Insider Shares

In October 2014 and February 2015, each of the Reporting Persons purchased 287,500 shares of Common Stock at a purchase price of approximately $.02 per share. Each of the individual Reporting Persons forfeited 71,875 shares in November 2015 and 7,188 shares in March 2016. In November 2015 and January 2016, each of the individual Reporting Persons transferred 16,875 shares to Jensyn Capital, LLC. In February 2016 and March 2016 (i) Jeffrey J. Raymond transferred an aggregate of 33,301 shares of Common Stock to certain parties in private transactions, including 13,250 shares to Philip Politziner, a director of the Issuer and 1,250 shares to each of Joseph Anastasio and Richard C. Cook, each of whom is a director of the Issuer, (ii) each of Rebecca Irish, Joseph J. Raymond and Peter Underwood transferred 23,301 shares of Common Stock to certain parties in private transactions, including 1,250 shares to each of Philip Politziner, Joseph Anastasio and Richard C. Cook, each of whom is a director of the Issuer, and (iii) Jensyn Capital, LLC transferred 25,000 shares of Common Stock to Corinthian Partners LLC.

Page 8 of 13 Pages

Private Units

Pursuant to a purchase agreement dated as of March 2, 2016 between Jensyn Capital, LLC and the Issuer (the “Private Units Purchase Agreement”), Jensyn Capital, LLC agreed to purchase 275,000 units (the “Private Units”) on the date that the Issuer’s initial public offering was consummated. Jensyn Capital, LLC also agreed, pursuant to the Private Units Purchase Agreement, to purchase up to an additional 35,100 Private Units from the Issuer depending on the extent to which the underwriters’ over-allotment option in connection with the Issuer’s initial public offering is exercised. Each Private Unit consists of (i) one share of Common Stock, (ii) one right to receive one-tenth of a share of Common Stock automatically on the consummation of an initial business combination and (iii) one warrant entitling the holder thereof to purchase one-half of one share of Common Stock at a price of $11.50 per full share (the “Private Warrants”). The Private Warrants become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and six (6) months from the closing of the Issuer’s initial public offering, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

On March 7, 2016, the Issuer consummated its initial public offering of 3,900,000 units, and, pursuant to the Private Units Purchase Agreement, Jensyn Capital, LLC purchased 275,000 Private Units.

Stock Escrow Agreement

Pursuant to a Stock Escrow Agreement between the Issuer, Jensyn Capital, LLC and Continental Stock Transfer & Trust Company (the “Stock Escrow Agreement”), on March 2, 2016, the shares of Common Stock issued to the Reporting Persons prior to the completion of the Issuer’s initial public offering (the “Insider Shares”) were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, 50% of the Insider Shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of the Issuer’s initial business combination and the date on which the closing price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and the remaining 50% of the Insider Shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Issuer’s initial business combination, or earlier, in either case, if, subsequent to Issuer’s initial business combination, the Issuer completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common stock for cash, securities or other property. The limited exceptions referred to above include (1) transfers among the insiders, to the Issuer’s officers, directors, advisors and employees, (2) transfers to an insider’s affiliates or its members upon its liquidation, (3) transfers to relatives and trusts for estate planning purposes, (4) transfers by virtue of the laws of descent and distribution upon death, (5) transfers pursuant to a qualified domestic relations order, (6) private sales made at prices no greater than the price at which the securities were originally purchased or (7) transfers to the Issuer for cancellation in connection with the consummation of an initial business combination, in each case (except for clause 7) where the transferee agrees to the terms of the escrow agreement and forfeiture, as the case may be, as well as the other applicable restrictions and agreements of the holders of the Insider Shares.

Page 9 of 13 Pages

Working Capital Loans

The Issuer has issued unsecured promissory notes to the individual Reporting Persons for amounts lent or to be lent to the Issuer in the principal amount of up to $200,000 each. The notes are non-interest bearing. A total of $522,320 was outstanding to the individual Reporting Persons and a company owned by the individual Reporting Persons as of March 7, 2016. The notes will either be paid upon consummation of the Issuer’s initial business combination, without interest, or, at the lenders’ discretion, up to $700,000 of the notes may be converted upon consummation of the Issuer’s initial business combination into additional private units at a price of $10.00 per unit.

Registration Rights

The holders of the Insider Shares issued and outstanding on the date of the prospectus associated with the Issuer’s initial public offering, as well as the holders of the private units (and underlying securities) and any shares the Issuer’s insiders, officers, directors or their affiliates may be issued in payment of working capital loans made to the Issuer, will be entitled to registration rights pursuant to a registration rights agreement entered into on March 2, 2016 among the Issuer, and certain shareholders of the Company, including the Reporting Persons (the “Registration Rights Agreement”). The holders of a majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of these securities can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow.

Letter Agreements

On March 2, 2016, the Issuer entered into letter agreements (the “Letter Agreements”) with each of the Reporting Persons. Pursuant to the Letter Agreements, the Reporting Persons have agreed (A) to vote their Insider Shares, shares included in the Private Units and any public shares acquired in or after the Issuer’s initial public offering in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to the Issuer’s amended and restated certificate of incorporation that would affect the substance or timing of the Issuer’s obligation to redeem 100% of the Issuer’s public shares if the Issuer does not complete an initial business combination within 18 months from the closing of the Issuer’s initial public offering (or up to 24 months from the closing of the Issuer’s initial public offering if the Issuer has extended the period of time during which it must complete a business combination in accordance with the Issuer’s amended and restated certificate of incorporation), unless the Issuer provides its public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Issuer to pay the Issuer’s franchise and income taxes, divided by the number of then outstanding public shares, (C) not to convert any shares (including the shares included in the Private Units) into the right to receive cash from the trust account in connection with a stockholder vote to approve a proposed initial business combination or a vote to amend the provisions of the Issuer’s amended and restated certificate of incorporation relating to the substance or timing of the Issuer’s obligation to redeem 100% of our public shares if the Issuer does not complete an initial business combination within 18 months from the closing of this offering (or 24 months, as applicable) and (D) that the Insider Shares and shares included in the Private Units shall not be entitled to be redeemed for a pro rata portion of the funds held in the trust account if a business combination is not consummated. Additionally, Jensyn Capital, LLC has agreed not to transfer, assign or sell any of the private units or underlying securities (except to the same permitted transferees as the Insider Shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the Insider Shares must agree to, each as described above) until the completion of the Issuer’s initial business combination.

Page 10 of 13 Pages

The foregoing summaries of certain terms of the the Private Units Purchase Agreement, the Stock Escrow Agreement, the Registration Rights Agreement and the Letter Agreements are not complete and are qualified in their entirety by reference to the full text of the documents, which are referenced as Exhibits 1-4 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or other securities and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to their investments in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As described in Item 4, the Reporting Persons may be deemed the beneficial owners of the numbers of shares of Common Stock set forth next to their names below:

Name	No. of Shares	Percentage of Outstanding Common Stock

Jensyn Capital, LLC	605,000	11.4%

Jeffrey J. Raymond	158,261	14.4%

Rebecca Irish	168,261	14.5%

Joseph J. Raymond	168,262	14.5%

Peter Underwood	168,262	14.5%

The percentages of Common Stock beneficially owned by the Reporting Persons are calculated based upon 5,316,250 shares of Common Stock outstanding, which, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on March 4, 2016, includes 1,121,250 Insider Shares, 3,900,000 shares of Common Stock included in the units sold in the Issuer’s initial public offering, and an aggregate of 295,000 shares of Common Stock included in the Private Units.

(b) By virtue of their control of Jensyn Capital, LLC, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 605,000 shares of Common Stock held by Jensyn Capital, LLC.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

Page 11 of 13 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Exhibits 1-6 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Private Units Purchase Agreement, dated March 2, 2016, between the Issuer and Jensyn Capital, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on March 11, 2016 and incorporated by reference herein).

2	Stock Escrow Agreement, dated March 2, 2016, among the Issuer, certain shareholders of the Issuer, Jensyn Capital, LLC and Continental Stock Transfer & Trust Company (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 2, 2016 and incorporated by reference herein).

3	Registration Rights Agreement, dated March 2, 2016, among the Issuer and certain shareholders of the Issuer (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 7, 2016 and incorporated by reference herein).

4	Letter Agreements (filed as Exhibits 10.3(a), 10.3(b), 10.3(c), 10.3(d), and 10.3(h) to the Issuer’s Current Report on Form 8-K filed on March 11, 2016 and incorporated by reference herein).

5	Joint Filing Agreement, dated March 18, 2016.

Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2016

JENSYN CAPITAL, LLC

By:	/s/ Jeffrey J. Raymond
Name:	Jeffrey J. Raymond

/s/ Jeffrey J. Raymond

/s/ Rebecca Irish

/s/ Joseph J. Raymond

/s/ Peter Underwood

Page 13 of 13 Pages